Rec'd 5/9/07

AMENDMENT
CM



07001807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER
8- 44344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. RIVKIN & COMPANY INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 WEST DELAWARE AVENUE
(No. and Street)

PENNINGTON (City) NEW JERSEY (State) 08534-3201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY V. BRUNO, CPA (718) 273-3362
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUNO, CICERO & LOVERDE CPA'S P.C.
(Name – *if individual, state last, first, middle name*)

1336 FOREST AVENUE STATEN ISLAND N.Y. 10302
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY - 9 2007 BRANCH OF REGISTRATIONS AND EXAMINATIONS 03

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY - 9 2007 BRANCH OF REGISTRATIONS AND EXAMINATIONS 03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

B

OATH OR AFFIRMATION

I, HAROLD RIVKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. RIVKIN & COMPANY INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

PRESIDENT
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. Rivkin & Company, Incorporated
Reconciliation of Computation of
Net Capital (Total assets &Total Liabilities)
December 31, 2006

Total assets per focus Report	$ 520,650
Adjusting entries - per audit:	
# 1 - Cash	283
# 3 - Excess tax deposits	(1,439)
# 10 - Deferred tax asset	(56,356)
Total assets per audited Financial statements	$ 463,138
Total liabilities per focus Report	$ 21,946
Adjusting entries - per audit:	
#3 - Payroll liabilities	(11,554)
#7 - Accured expenses	(600)
#9 - Income tax payable	3,958
Total liabilities per audited Financial statements	$ 13,750

END